EX-99(a)(1)(A)

Owl Rock Capital Corporation II Tender Offer Instruction Letter

Dear Investor,

This letter serves to inform you of important details relating to the repurchase offer by Owl Rock Capital Corporation II (the “Company”), filed with the Securities and Exchange Commission on February 21, 2023, for $10,000,000. The term “Shares” as used herein refers only to those shares of Common Stock that are eligible to be repurchased. The Company’s Offer is not conditioned on any minimum number of shares being tendered but is subject to other conditions described in the Offer and in the related Letter of Transmittal. Please refer to the Offer to Purchase and Letter of Transmittal for a complete description of the terms and conditions of this Offer. All capitalized terms not defined herein are defined in the Offer to Purchase and Letter of Transmittal.

If you DO NOT wish to sell your shares of the Company, no action is required, and you can disregard this notice.

If you wish to submit a request to tender your shares, the Tender Authorization Form dated February 21, 2023 must be received in good order by the Company’s Processing Agent by 11:59 p.m., Eastern Time, on March 27, 2023, which is the Expiration Date of the Offer. Any requests received by the Processing Agent after the expiration date or not in good order will not be considered.

Please note that certain Financial Intermediaries, may require you to submit your repurchase request through those Financial Intermediaries. The Company recommends you consult your financial representative before tendering your shares.

  Instructions for Custodial Held Investments

If you hold your shares of the Company with a Custodian and wish to participate in this tender offer, please ensure you complete and submit the enclosed Tender Authorization Form, along with any Custodian forms, directly to your Custodian for their signature.

Should the Company’s Processing Agent not receive your Custodian’s instructions prior to the expiration date, your request will be deemed not in good order and you will not be considered for this tender offer.

  Instructions for Directly Held Investments

If you hold your shares of the Company directly with the Transfer Agent and wish to participate in this tender offer, please ensure you complete and submit the enclosed Tender Authorization Form using the directions listed below.

  Delivery Instructions

The method of delivery of the Tender Authorization Form is at the option and risk of the tendering holder of Shares. Registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

DST Systems Inc., Attention: Owl Rock Capital Corporation II

Regular Mail - P.O. Box 219398, Kansas City, MO 64121-9398

Overnight Mail - 430 W 7th Street, Suite 219398, Kansas City, MO 64105

Email – OwlRock.tender@dstsystems.com

Should you have any questions please contact your financial representative or the Company’s Customer Service Desk at (844) 331-3341.